UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 March 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Ghostine, a Person Discharging Managerial Responsibility (“PDMR”), informs the Company of his beneficial interests. (01 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 March 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 March 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 March 2012)
Announcement Company announcements uploading of subsidiary annual financial reports to the National Storage Mechanism. (7 March 2012)	Announcement Company gains regulatory approval to launch a Mandatory Tender Offer for the outstanding shares in Chinese White Spirits Company Sichuan Shuijingfang Co., Ltd (20 March 2012)
Announcement Mr Schwartz, a PDMR, informs the Company of his beneficial interests. (7 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 March 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 March 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 March 2012)
Announcement Messers Menezes and Williams, PDMRs, inform the Company of their beneficial interests. (09 March 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 March 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

Mr Walsh informs the Company of his beneficial interests.

(12 March 2012)

Announcement Company announces total voting rights. (30 March 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 March 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 12 April 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:26 01-Mar-2012
Number	21525-A236

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of theDisclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today thatGilbert Ghostine, a person discharging managerial responsibility, has today,exercised options over ordinary shares of 28 101/108 pence each in the Company("Ordinary Shares") under the Company's Senior Executive Share Option Plan("SESOP") as set out below:

No. of Ordinary
Shares	Date of grant	Price per share

25,300	19 September 2006	£9.30

15,873	13 March 2007	£9.90

35,913	18 September 2007	£10.51

36,556	27 October 2008	£8.77

Mr Ghostine subsequently sold 110,948 Ordinary Shares on 1 March 2012, at a price per share of £15.08. He retains the balance of 2,694 Ordinary Shares.

As a result of the above transactions, the interests of Mr Ghostine in theCompany's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiary of the Company's Employee Benefit Trusts) have increased to 65,319 (of which 33,075 are held as ADS).

J Nicholls

Deputy Secretary

1 March 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:29 02-Mar-2012
Number	21426-F148

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 191,117 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 251,127,781 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,917,974.

John Nicholls

Deputy Company Secretary

2 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:45 05-Mar-2012
Number	21545-6628

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 29,270 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 251,098,511 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,950,644.

John Nicholls

Deputy Company Secretary

5 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Financial Reports
Released	11:22 07-Mar-2012
Number	21119-0C7D

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc (the "Company") announces that, in accordance with paragraph 9.6.3 of the Listing Rules, a copy of the financial statements for Diageo Capital B.V., Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation for the year ended 30 June 2011 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

John Nicholls

Deputy Company Secretary

7 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:24 07-Mar-2012
Number	21123-8673

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 6 March 2012 that Larry Schwartz, a person discharging managerial responsibility ("PDMR"), exercised an option, on 5 March 2012, over 7,000 American Depository Shares ("ADS")* granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 20 September 2005 at an exercise price of $59.40 per ADS Share.

Mr Schwartz subsequently sold 6,930 ADS on 5 March 2012, at a price per ADS Share of $97.04. He retains the balance of 70 ADS.

As a result of these transactions, the interests of Mr Schwartz in the Company's ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiary of the Company's Employee Benefit Trusts) has increased to 9,444.

J Nicholls

Deputy Secretary

7 March 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:29 07-Mar-2012
Number	21529-AA4C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,240,936 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,857,575 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,240,184.

John Nicholls

Deputy Company Secretary

7 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:26 09-Mar-2012
Number	21526-7898

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 23,043 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,834,532 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,263,227.

John Nicholls

Deputy Company Secretary

9 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:39 09-Mar-2012
Number	21538-A6AE

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification:

1.   On 8 March 2012, that Ivan Menezes, a Person Discharging Managerial Responsibilities ("PDMR"), acquired an interest in the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") (in the form of American Depositary Shares ("ADS")*) by way of a one-off award under the Company's Discretionary Incentive Plan ("DIP"), approved by shareholders on 14 October 2009. There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions, as shown below.

		March	March	March	March
Name of PDMR	Number of ADSs	2016	2017	2018	2019
I Menezes	117,142	25%	25%	25%	25%

2.    On 9 March 2012, that Gareth Williams, a PDMR sold 25,000 Ordinary Shares on 9 March 2012, at a price per share of £15.32.

As a result of the above transaction the interests of Mr Williams' in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has decreased to 173,840 (of which 6,375 are held as ADS).

J Nicholls

Deputy Company Secretary

9 March 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:25 12-Mar-2012
Number	21521-4CCD

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 12 March 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 March 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	14

PS Walsh	12

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 March 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	14

D Gosnell	12

J Grover	12

A Morgan	12

G Williams	12

I Wright	12

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £15.43.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 12 March 2012 from Dr FB Humer, a director of the Company, that he had purchased 537 Ordinary Shares on 12 March 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £15.43.

3. It received notification on 9 March 2012, that Paul Walsh, a Director sold 50,000 Ordinary Shares on 9 March 2012, at a price per share of £15.37.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	38,565

D Mahlan	94,716 (of which 94,407 are held as ADS)

PS Walsh	651,543

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,787

D Gosnell	81,454

J Grover	154,903

A Morgan	150,791

G Williams	173,852 (of which 6,375 are held as ADS)

I Wright	37,353

J Nicholls

Deputy Company Secretary

12 March 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:33 12-Mar-2012
Number	21532-3BCD

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 3,990 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,830,542 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,267,217.

John Nicholls

Deputy Company Secretary

12 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:15 14-Mar-2012
Number	21512-6564

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 332,364 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,498,178 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,599,581.

John Nicholls

Deputy Company Secretary

14 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:41 16-Mar-2012
Number	21541-2503

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 47,356 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,450,822 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,646,937.

John Nicholls

Deputy Company Secretary

16 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:42 19-Mar-2012
Number	21242-9F1E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,000 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,442,822 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,654,937.

Paul Tunnacliffe

Company Secretary

19 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	MTO launch for outstanding shares in ShuiJingFang
Released	15:27 20-Mar-2012
Number	7244Z15

RNS Number : 7244Z

Diageo PLC

20 March 2012

20th March 2012

Diageo gains regulatory approval to launch a Mandatory Tender Offer for the outstanding shares in Chinese White Spirits Company Sichuan Shuijingfang Co., Ltd.

The China Securities Regulatory Commission ("CSRC") has issued its approval for Diageo to launch a mandatory tender offer ("MTO") for the outstanding shares of Sichuan Shuijingfang Co., Ltd. ("ShuiJingFang"), as required by Chinese takeover regulations.

On 23rd June 2011 Diageo gained regulatory approval to acquire an additional 4% stake in Sichuan Chengdu Quanxing Group Company Ltd. ("Quanxing") from Chengdu Yingsheng Investment Holding Co., Ltd ("Yingsheng").  Registration of the transfer of the 4% was completed on 4th July 2011. Diageo currently holds 53% of Quanxing.  Quanxing itself holds a 39.7% stake and is the largest shareholder in ShuiJingFang, which is listed on the Shanghai Stock Exchange. The change of control of Quanxing requires Diageo to make an MTO for the remaining 60.3% outstanding shares of ShuiJingFang.

Following the completion of certain procedures, Diageo expects the MTO to be launched soon, and it is expected to close 30 days after the launch, with the results to be announced the following day. The MTO price is set at RMB 21.45, which is the minimum price permitted by Chinese takeover regulations.

The offer price of RMB 21.45 per share is 17.16% percent below the closing price of the shares on the Shanghai Stock Exchange on 19th March 2012.  Diageo does not intend to raise the offer price.

Were all other ShuiJingFang shareholders to accept the MTO, the maximum amount payable would be approximately RMB 6.3 billion (GBP630m). As required by Chinese law, 20% of the maximum amount payable has already been deposited with the China Securities Depository Clearing Corporation.  Diageo will fund the MTO through its diversified financial resources.

ENDS

Notes to editors:

In light of the possibility that the offer price may be lower than the trading price of the shares upon expiration of the offer, holders should consult their financial advisors prior to tendering shares in the offer. It is the responsibility of each tendering holder to evaluate its own financial position.The full Chinese MTO report will be available in the next few dayson the Shanghai Stock Exchange website. The full Chinese and English MTO report will also be on ShuiJingFang website on the same day.

CITIC Securities is the PRC financial advisor for the MTO. UBS Investment bank is the international financial advisor. HSBC is acting as funding advisor and partner bank for FX and settlement on the MTO. ShuiJingFang is one of the largest super premium Chinese white spirits brand by volume in China.  The company is listed on the Shanghai Stock Exchange (600779).

Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Following an Indicative Announcement on 1st March 2010, it then increased its shareholding to 53% in July 2011. Since 2007, Diageo has begun distributing the ShuiJingFang portfolio across South East Asia, Korea, Australia and in the USA.

The maximum consideration payable in the MTO of GBP630m is calculated as follows: offer price x maximum number of shares that can be tendered/GBP/RMB exchange rate: RMB 21.45 x 294.5 million shares/10.02 being the current exchange rate. The MTO price is the regulatory minimum price set at the arithmetic average of the volume weighted average price for each of the 30 trading days prior to the Indicative Announcement made on 1st March 2010.

Available documents:

ShuiJingFang shareholders are urged to read the MTO report and all other documents regarding the MTO because they will contain important information about the offer.  Investors will be able to obtain a copy of the MTO report and other material information about the MTO, as well as daily updates of the number of shares tendered in the offer, in both English and Chinese from the ShuiJingFang website:  http://www.swellfun.com.  The same information will also be posted in Chinese on the Shanghai Stock Exchange website at http://www.sse.com.cn/sseportal/ps/zhs/home.html.  Investors should read the full text of the MTO Report carefully and treat such as the source for any investment related decision making before deciding on whether or not to accept the offer.

Notice to United States ShuiJingFang shareholders:

The MTO is for the securities of a company organised under the laws of the PRC and is subject to the procedure and disclosure requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange, which are different from those of the United States.  The MTO is being made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange.  Accordingly, the MTO is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.  The MTO report and all other materials related to the MTO have been prepared for the purposes of complying with the applicable laws and regulations of the PRC and the rules of the Shanghai Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if such materials had been prepared in accordance with the laws and regulations of any jurisdiction outside of the PRC.

About Diageo:

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Investor enquiries:
Sarah Paul	+44 (0)20 8978 4326

Agnes Bota	+36 1 580 1022
Angela Ryker Gallagher	+44 (0)20 8978 4911
Investor.relations@diageo.com

Media enquiries:
Stephen Doherty	+44 (0)7973 826 639
Lisa Crane	+44 (0)7702 841180
Media.comms@diageo.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:55 21-Mar-2012
Number	21454-D67D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 19,328 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,423,494 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,674,265.

Paul Tunnacliffe

Company Secretary

21 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:04 23-Mar-2012
Number	21401-F789

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 27,100 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,396,394 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,701,365.

Paul Tunnacliffe

Company Secretary

23 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:00 28-Mar-2012
Number	21500-CE7F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 15,512 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,380,882 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,730,543.

John Nicholls

Deputy Company Secretary

26 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:18 30-Mar-2012
Number	21517-73AC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 14,985 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,365,897 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,745,528.

John Nicholls

Deputy Company Secretary

30 March 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:19 30-Mar-2012
Number	21518-933F

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,111,425 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,365,897 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,745,528 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 March 2012